Exhibit 99.1

Stellantis Reports Q4 2024 Consolidated Shipment Estimates

-9% Q4 y-o-y decline in shipments improved vs. -20% in Q3, as inventory reduction actions concluded and new product launches in Europe reduced gaps in the Company’s offering related to our generational portfolio transition

AMSTERDAM, January 16, 2025 – Stellantis N.V. today published global quarterly consolidated shipment estimates and provided commentary on related business trends. The term shipments describes volumes of vehicles delivered to our dealers, distributors, or directly from the Company to retail and fleet customers, which directly drive revenue recognition.

Consolidated shipments for the three months ending December 31, 2024, were an estimated 1,395 thousand units, representing a 9% decline versus the same period in 2023. The shipment performance directionally converged with the underlying sales performance in the period of approximately -5%, as U.S. inventory reduction initiatives concluded successfully and shipments in Europe were supported by the launch of certain next-generation products which reduced a temporary gap in the production of certain Stellantis products in the region.

•In North America, Q4 shipments declined approximately 115 thousand units vs the same period in 2023, representing a 28% y-o-y decline, in contrast to a more modest sales decline of 5% y-o-y. The larger decline in shipments reflected inventory reduction initiatives, where production discipline combined with incentive actions resulted in a ~80K units decrease of the U.S. dealer inventory compared to the end of the Q3, ending the period just over 300K units. The normalization of the U.S. dealer inventory puts the Company in a strong position to support the arrival of new products in 2025 from Jeep, Ram and Dodge.

•In Enlarged Europe, the 6% y-o-y shipment decline in Q4 was strongly reduced compared to Q3 (-17% y-o-y) as a temporary gap in certain B-segment offerings was substantially reduced due to the launch of the Citroën C3/ë-C3. Additional B-segment products will soon follow, such as the MHEV Citroën C3, as well as the multi-energy Citroën C3 Aircross, Opel Frontera, and Fiat Grande Panda offerings. The initial European product launches of Stellantis’ next-generation product wave is seeing a promising start, with orders received for over 90K units for the Citroën C3/ë-C3, and over 140K units for the initial STLA Medium platform Peugeot 3008, Peugeot 5008 and Opel Grandland.

•In Stellantis’ “Third Engine”(2), shipments grew by 5% driven by a 12% increase in South America and a stable Middle East & Africa, more than offsetting shipment declines in China and India & Asia Pacific. South America shipments were supported by a stronger industry demand in all main markets and an ongoing production recovery following the Rio Grande do Sul flooding. Middle East & Africa shipments were stable, reflecting improvement in Turkey, Morocco, Egypt and Tunisia, mostly offset by the impact of temporary import restrictions in Algeria.

(1)	Consolidated shipments only include shipments by Company’s consolidated subsidiaries, which represent new vehicles invoiced to third party (dealers/importers or final customers).
Consolidated shipment volumes for Q4 2024 presented here are unaudited and may be adjusted. Final figures will be provided in our official revenue/shipments report. Analysts should interpret these numbers with the understanding that they are preliminary and subject to change.
(2)	The “Third Engine” refers to the aggregation of the South America, Middle East & Africa and China and India & Asia Pacific segments for presentation purposes only.

# # #

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
investor.relations@stellantis.com
communications@stellantis.com
www.stellantis.com

Stellantis Forward Looking Statements

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; Stellantis’ ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; Stellantis’ ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; Stellantis’ ability to produce or procure electric batteries with competitive performance, cost and at required volumes; Stellantis’ ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; Stellantis’ ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; Stellantis’ ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; Stellantis’ ability to access funding to execute its business plan; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with Stellantis’ relationships with employees, dealers and suppliers; Stellantis’ ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; risks and other items described in Stellantis’ Annual Report on Form 20-F for the year ended December 31, 2023 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.